Exhibit 15.03

CONTRACT OF EMPLOYMENT

between

BRITISH ENERGY Plc

having its registered office at 3 Redwood Crescent, Peel Park,

East Kilbride, G74 5PR

and

Neil O’Hara

residing at Greenways, Garden Close Lane, Newbury, RG14 6PP

INDEX OF CLAUSES

1.	Definitions and Interpretation	3
2.	Term and Commencement of Employment	4
3.	Duties	5
4.	Attention to Duties	5
5.	Salary	5
6.	Pensions	5
7.	Expenses	6
8.	Other Benefits	6
9.	Holidays	6
10.	Intellectual Property	7
11.	Exclusive Service	9
12.	Place of Work	9
13.	Termination	9
14.	Illness	9
15.	Retirement	11
16.	Undertakings	11
17.	Amalgamation	12
18.	Notices	12
19.	Previous Agreements	13
20.	Grievances	13
21.	Code of Conduct and Disciplinary Rules	13
22.	Career Support Policy	13
23.	Workplace Policies	13
24.	Data Protection	13
25.	Working Time Directive	13
26.	Collective Agreements	14
27.	Law	14

CONTRACT OF EMPLOYMENT

between

BRITISH ENERGY Plc having its registered office at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR (“the Employer”)

and

Neil O’Hara, Greenways, Garden Close Lane, Newbury, RG14 6PP (“you”)

WHEREAS:-

(a)	The Employer has resolved to employ you;

(b)	You have agreed to accept such employment; and

(c)	The Employer and you have agreed to set out the terms of such employment

NOW THEREFORE it is hereby agreed as follows:-

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this agreement, unless the context otherwise requires:-

(a)	“Board” means the board of directors of the Employer from time to time or a duly constituted committee thereof;

(b)	“Business Day” means a day on which the Scottish clearing banks are open for over-the-counter business in Scotland;

(c)	“CDPA” means the Copyright, Designs and Patents Act 1988;

(d)	“Companies Acts” means the Companies Acts 1985 to 1989;

(e)	“Confidential Information” means all information having the quality of confidence communicated to you during your employment with the Employer which relates to any business, work, investigation, secrets, prices, accounts, dealings, transactions, research, secret process or manufacture carried on or made by or on behalf of the Employer including, without prejudice to the foregoing generality, all trade secrets relating to the business of the Employer, all information relating to Inventions and Know-how which is confidential to the Employer (whether or not such Invention belongs to the Employer) and all confidential information relating to the customers and clients of the Employer;

(f)	“Design” means a design (within the meaning of section 213(2) of CDPA) produced by you in the course of your employment with the Employer;

(g)	“Design Right” means design right in terms of Part III of CDPA;

(h)	“Drawing” means a drawing, plan or sketch made by you in the course of your employment with the Employer;

(i)	“Expert” means an independent patent agent (who shall act as an expert and not as an arbiter) appointed by agreement between the parties or, failing agreement, appointed on the application of either party by the President for the time being of the Chartered Institute of Patent Agents;

(j)	“Group” means the Employer, any subsidiary of the Employer, any holding company of the Employer and any subsidiary of any such holding company.

(k)	“Intellectual Property” means each and every intellectual or industrial property right of any nature whatsoever in any part of the world (whether registered,

registrable or not) including but not limited to any patent, patent application, trade mark, trade mark application, trade name, business name, copyright, database right, Design, Registrable Design, Invention, Know-how, Drawing, process, formula, specification, improvement, technique and domain names;

(l)	“Invention” means an invention (within the meaning of section 39 of PA) together with the right to apply throughout the world for appropriate protection therefor (whether by virtue of any treaty, convention or otherwise);

(m)	“Know-how” means any know-how, discovery, secret process, technical information or the like (not amounting to an Invention) devised by or originating with you in the course of your employment with the Employer;

(n)	“PA” means the Patents Act 1977;

(o)	“Registrable Design” means any registrable design (within the meaning of the Registered Designs Act 1949) produced by you in the course of your employment with the Employer;

1.2.	Reference to any statute or statutory provision shall include a reference to any statute or statutory provision which amends, extends, consolidates or replaces the same (save to the extent that any amendment, extension, consolidation or replacement would impose more onerous obligations than otherwise exist at the date of execution of this agreement by you) or which has been amended, extended, consolidated or replaced by the same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute or statutory provision.

1.3.	The singular includes the plural and vice versa and any gender includes all genders.

1.4.	Save as otherwise provided herein or as the context may otherwise require, expressions in this agreement which are defined in the Companies Acts shall have the meanings given to them therein.

1.5.	The headings are inserted for convenience only and shall not affect the construction of this agreement.

2.	TERM AND COMMENCEMENT OF EMPLOYMENT

2.1	Without prejudice to clause 2.2 the parties acknowledge and agree that, for the purposes of employment law in force, from time to time, your period of continuous employment began on a date to be determined.

2.2	Subject to clause 2.1, the Employer will employ you from a date to be determined in the capacity of Trading Director at the Barnwood office in Gloucester, unless and until terminated at any time by the Employer giving to you 12 months notice in writing, or you giving to the Employer 6 months notice in writing.

2.3	Notwithstanding the foregoing, or any other provision of this agreement, the Employer shall not be under any obligation to provide you with any work and the Employer may at any time during the continuance of your employment without notice suspend you and/or exclude you from all or any premises of the Employer provided that throughout such period of suspension your salary and any other contractual benefits shall continue to be paid by the Employer

2.4	Where the Employer requires you to remain away from work during the notice period (whether you or the Employer gave notice) you will be required to comply with any conditions laid down by the Employer, as appropriate and whilst on full pay during such time you will not be permitted to work for any other person, firm, client or company on your own behalf without the prior written consent of the Employer.

2.5	Should your employment terminate, for whatever reason, the Employer reserves the right to make a cash allowance in lieu of the use during the notice period of any car provided by the Employer. Any such car will have to be returned by you in a clean and proper condition. The Employer reserves the right to alter or withdraw any car allowance to reflect the condition of the car or the need for any repairs upon its return.

3.	DUTIES

In your capacity as Trading Director, you shall perform the duties and exercise the powers and directions consistent with such appointment together with such other duties and powers as may, from time to time, be reasonably assigned to or vested in you by the Employer. Your normal hours of work will be 37 hours per week between such starting and stopping times as may be the normal working hours determined from time to time for your appointed location. In addition, you shall also provide services to the Employer as the Employer may, from time to time, determine and work such additional hours as the duties of your post may require, without entitlement to further fees or remuneration. Reference is made to clause 25 in this regard.

It is a condition of employment that you will adhere to the Employer’s emergency arrangements and you may be required to participate in the Employer’s emergency plans and undertake emergency training as appropriate.

4.	ATTENTION TO DUTIES

You, in the capacity mentioned above, shall:-

(a)	devote your whole time and attention to the business of the Employer (save where otherwise agreed in writing by the Employer or where you are prevented from so doing by ill-health);

(b)	well and faithfully serve the Employer;

(c)	conform to and comply with, in all respects, any reasonable directions and reasonable instructions given to you by the Employer; and

(d)	use your best endeavours to promote the interests of the Employer.

5.	SALARY

5.1	Subject to clause 16, throughout the period of your employment hereunder, the Employer shall pay to you a salary at the rate of £175,000 per annum. Such salary shall be deemed to accrue from day to day and shall be paid in equal monthly instalments in arrears on or around the 24th day of each month.

5.2	The Employer will review the salary payable to you pursuant to clause 5.1 from time to time and may, if it thinks fit, increase the salary so payable. For the avoidance of doubt, any increase of salary pursuant to such review shall be without prejudice to any of the other terms and conditions of this agreement and nothing herein contained shall confer on you any right to any increase in salary.

6.	PENSIONS

6.1	British Energy contributes to a contracted out occupational pension scheme, the Electricity Supply Pension Scheme – British Energy Generation Group (“the Scheme”), which has been set up for the benefit of employees of the Employer. As a permanent employee working 34.5 hours or more per week, you will be assumed to be and treated as a contributing member of the Scheme, under the relevant rules in place on the commencement of your employment, and contributions of 5% will be deducted from your pensionable salary, unless by virtue of age or personal circumstances you do not yet qualify, or you indicate that you do not wish to be a contributing member.

6.2	In addition, the Company will put in place special arrangements so that, taking into account the Pension Scheme and special arrangements, your pension will accrue at a rate of up to 1/45th of base salary, subject to Inland Revenue maximum, (which term excludes bonus, benefits in kind, share option schemes and the like), for each completed year of service. Above the level of the pensions cap, the Company will meet its obligations by an Unapproved Unfunded Retirement Benefits Scheme.

6.3	A Contracting Out Certificate within the meaning of the Social Security (Pensions) Act 1975 is in force, in relation to your employment.

7.	EXPENSES

In addition to the remuneration payable to you in terms of this Agreement, the Employer hall as appropriate, pay or reimburse the cost of all travelling, hotel and other expenses properly incurred by you in or about the performance of your duties hereunder, subject to the production of appropriate vouchers or receipts therefore.

8.	OTHER BENEFITS

8.1.	Throughout the period of your employment hereunder, you shall be entitled to the following benefits:-

(a)	Bonus

You may, at the discretion of the Employer, receive a bonus in accordance with the rules of the Group’s policy on Performance Related Pay. The maximum potential performance bonus payable to you is 60% of your annual base salary.

(b)	Car

You will be entitled to participate in the Car Ownership Scheme provided by British Energy Finance Limited, or any alternative arrangement provided by any member of the Group from time to time. Participants will at all times be bound by the rules of said Car Ownership Scheme or any such alternative arrangement.

(c)	Private Healthcare

Membership of an appropriate private patients plan or any alternative private health scheme which the Employer may negotiate from time to time; provided and for as long as you are able to comply with the standard terms and premiums, and within the rules, of such a plan or scheme, you, your spouse and your dependent children under the age of 21 years (unless in full time education), will be entitled to receive free cover thereunder.

(d)	Telephone Allowance

A telephone allowance (as specified by the Employer from time to time) for the reimbursement of rental and business calls;

(e)	Professional Subscription

The Employer will fund the cost of one professional subscription.

8.2	The foregoing benefits are subject always to the rules of such schemes, details of which are available from your Human Resources Department.

9.	HOLIDAYS

The holiday year runs from 1st April to 31st March (“the Holiday Year”) and you shall (in addition to 8 public holidays to be taken as determined for your appointed location) be entitled to 25 days holiday in each Holiday Year to accrue and to be taken at a time or times convenient to the Employer.

You may not carry forward any unused part of your holiday entitlement to a subsequent Holiday Year. Payment in lieu of holidays accrued and due but not taken as at the date of termination of employment will be made on the basis of one day’s pay (which will be calculated as being 1/260 of your annual salary) for one day’s untaken holiday; or will be refunded by you to the Employer in respect of any holidays taken in excess of your accrued entitlement.

10.	INTELLECTUAL PROPERTY

10.1	Invention

(a)	The ownership of any Invention made by you shall be determined in accordance with the provisions of PA. In the event of a dispute between you and the Employer as to ownership of any Invention, and the parties failing to resolve that dispute within 20 Business Days of it arising, the matter in dispute shall be referred to an Expert for determination.

(b)	Forthwith upon making an Invention, you shall serve written notice on the Employer giving full details thereof and, pending clarification of ownership, neither you or the Employer shall disclose the existence or details of the Invention to any third party.

(c)	If it is agreed or determined that property in any Invention vests in you, the Employer may serve a written offer to purchase the same on you at any time during the period of 60 Business Days commencing on the date of such agreement or determination. Until the expiry of that period (or, if sooner, on the date of receipt by you of written intimation from the Employer that they do not intend to submit such an offer), you shall not disclose the existence or details of the Invention to any third party.

(d)	In respect of any Invention which belongs to the Employer, you shall, if and when required to do so by the Employer at any time before or after the termination of your employment hereunder, at the expense of the Employer:-

•	furnish all descriptions, drawings, specifications and other information as the Employer may require in relation to such Invention;

•	apply or join in applying for patent and/or such other protection in the United Kingdom and/or elsewhere as the Employer shall think fit; and

•	execute all such documents and do all such acts and things as the Employer may reasonably require for applying for and obtaining such patent and/or other protection, for vesting the same and all rights therein and the title thereto in the Employer (or in such person as the Employer may direct) absolutely and for maintaining such patent and/or other protection in force or for extending the term thereof.

(e)	You shall keep secret and shall not communicate to any third party the existence or details of any Invention which is owned by the Employer until the same is published by or with the consent of the Employer.

10.2	Know-how

All Know-how shall be the property of the Employer at the time of the creation of the Know–how; and you shall serve written notice on the Employer giving full details thereof immediately upon your devising or acquiring it. You shall not communicate Know-how to any third party and shall not use the same on your own behalf or on behalf of any third party.

10.3	Designs

All Designs and Registrable Designs shall be the property of the Employer and you shall, if and when required to do so by the Employer at any time before or after the termination of your employment [by the Employer], at the Employer’s expense:-

(a)	furnish all descriptions, drawings and other information as the Employer may require in relation to such Design or Registrable Design being their property;

(b)	apply for or join in applying for registered design and/or such other protection in the United Kingdom and/or elsewhere as the Employer may think fit; and

(c)	execute all such documents and do all such acts and things as the Employer may reasonably require for obtaining such registered design and/or other protection, for vesting the same and all rights therein and the title thereto in the Employer (or in such person as the Employer may direct) absolutely and for the purpose of maintaining such registered design and/or other protection in force or for extending the term thereof.

10.4	Copyrights and Design Rights

Any copyright which may subsist in any and all works of whatever nature created, originated or conceived by you, whether or not in the course of your employment, insofar as such works are capable of use or application in the ordinary course of the Group’s business, including but not limited to any text, Drawing and any Design Right which may subsist in a Design shall be the absolute property of the Employer and you hereby assign to the Employer by way of assignation of present and future copyright, the copyright and all of the proprietary rights, if any, for the full term thereof throughout the world in respect of such works. You undertake to execute all such documents and do all such acts and things as the Employer may reasonably require for obtaining copyright protection for, vesting the same and all rights therein and the title thereto in the Employer (or any such person or entity as the Employer may direct) absolutely and for the purpose of maintaining such copyright and/or other protection in force or for extending the term thereof.

10.5	Confidential Information during Employment

You shall not, during or following termination of your employment, communicate any item of Confidential Information to a third party and shall not use the same on your own behalf or on behalf of a third party. In certain circumstances disclosure of information which would potentially prejudice the security of a nuclear site could be contrary to the Anti-Terrorism Crime and Security Act 2001.

10.6	Papers

All memoranda, notes, records, reports, Drawings and other documents and all specimens, models and samples made, executed or acquired by you during the course of your employment shall be the property of the Employer and shall be surrendered to the Employer together with all documents, papers and other goods and articles belonging to a member of the Group, from time to time, on demand, and/or on termination of your employment hereunder.

10.7	Power of Attorney

You hereby irrevocably appoint the Employer to be your true and lawful attorney, in your name and on your behalf, to execute any instrument, do any thing and generally to use your name for the purpose of giving the full benefit of this clause to the Employer.

10.8	Intellectual Property

Without prejudice to clauses 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, the parties agree that all Intellectual Property created by you in the course of your employment with the Employer shall belong to and vest in the Employer absolutely.

10.9	Expert

If any matters are referred to an Expert pursuant hereto, the parties undertake to co operate fully and timeously with such Expert and to provide the Expert with all information that he may require. The decision of such Expert (including his determination as to liability for costs) shall be final and binding on the parties.

11.	EXCLUSIVE SERVICE

Save with the prior written consent of the Employer, you shall not accept any other office or employment or engage or be concerned or interested, directly or indirectly, in any other business whatsoever at any time during the subsistence of your employment hereunder, provided always that this is without prejudice to you being a holder (by way of bona fide investment) of investments listed on recognised stock exchanges provided you do not hold more than five per cent of the issued share capital of any company engaged in any business similar to or competitive with the business of the Group. It is your duty to disclose an interest or connection with any person or business with whom the Group has a business connection or contract.

12.	PLACE OF WORK

12.1	You will be employed at the Barnwood office in Gloucester, but the Employer reserves the right to transfer and appoint you to any location where the Employer has operations, as appropriate. You will be required by the Employer to travel to such places (whether in or outside the United Kingdom) and in such manner and on such occasions as the Employer may from time to time reasonably require.

12.2	If the Employer requires you to work permanently at a place which necessitates a move from your present address, the Employer will reimburse such removal expenses directly and reasonably incurred as a result of that requirement, but always in accordance with the British Energy Relocation Policy.

13.	TERMINATION

13.1	Notwithstanding the provisions of clause 2, your employment hereunder may, at the option of the Employer, be terminated:-

(a)	forthwith by notice in writing if you shall have:-

•	been guilty of persistent or wilful neglect of your duties;

•	been guilty of any conduct likely to bring the Group into disrepute;

•	refused to carry out the instructions of the Employer provided that such instructions are such as, from the nature of your duties, you may reasonably and properly have been expected to carry them out;

•	been absent from business for a continuous period exceeding 1 week without leave of absence unless such absence shall be due to ill-health or accident and have been reported in accordance with provisions of Clause 16.

(b)	summarily (i.e. without notice) at any time if the Employer considers that you are guilty of gross misconduct. Some examples of the type of conduct which the Employer considers to be gross misconduct are set out in the British Energy Code of Conduct and Disciplinary Rules.

13.2	If your employment is terminated pursuant to clause 13.1 you shall not be entitled to any compensation or any other payment in respect of such termination other than your salary up to the date of such termination.

14.	ILLNESS

You shall be entitled to continue to be paid by the Employer during any absence due to incapacity (such payment to be inclusive of any statutory sick pay or social security benefits to which you may be entitled) for a period as shown in the following table, always subject to clauses 14.2 and 14.4.

Period of Continuous Service	At Full Salary	At Half Salary
Not exceeding 4 months	30 days	—
Exceeding 4 months but not exceeding 1 year	30 days	60 days
Exceeding 1 year but not exceeding 2 years	60 days	60 days
Exceeding 2 years but not exceeding 3 years	91 days	91 days
Exceeding 3 years but not exceeding 4 years	121 days	121 days
Exceeding 4 years but not exceeding 5 years	151 days	151 days
Exceeding 5 years	182 days	182 days

14.2	Sick pay will be calculated on the first day of each period of sickness and by deducting any sick pay entitlement utilised within the previous 12 months. In the event of you exhausting your sick pay entitlement, an uninterrupted period of 6 months must elapse before there is renewed entitlement to further sick pay at full salary.

(a)	Should you be unable to report for duty as a result of illness, you must provide notification at the earliest opportunity and in accordance with any local administrative arrangements indicating, where possible, the expected duration of the illness. For illnesses lasting up to 7 calendar days, a sickness absence certificate should be completed upon your return to work. If the illness continues beyond 7 calendar days then a medical certificate must be submitted to your line manager as soon as possible. Medical certificates must then continue to be submitted to your line manager on an ongoing basis covering the entire period of absence.

(b)	Any sick pay paid by the Employer will be subject to the proviso that the combined total of such sick pay and any statutory sick pay shall not exceed the equivalent of your full salary.

(c)	The Employer may, at its discretion and in taking account of individual circumstances, extend the payment of full salary, half salary, or part salary where the entitlement to sick pay set out above has been exhausted.

14.3	If your absence is caused by the negligence of a third party in respect of which damages are recoverable, then all sums paid by the Employer during the period of absence in terms of Clause 14.1 shall constitute loans to you, and you shall:-

(a)	immediately notify the Employer of all the relevant circumstances and of any claim made against that third party and any compromise, settlement or judgement made or awarded; and

(b)	if the Employer so requires, refund to it an amount determined by the Employer, not exceeding the lesser of:

•	the amount of damages recovered by you in respect of loss of earnings during the period of absence under any compromise, settlement or judgement; and

•	the sums advanced to you by the Employer in respect of the period of incapacity.

14.4	The Employer may require you to attend an examination by a medical practitioner nominated and paid for by the Employer. Refusal by you to attend a medical examination could lead to the suspension of sick pay.

(a)	The Employer, based on advice from the Employer’s Chief Medical Officer following consultation with your medical practitioner, retains the right to require you to undertake suitable alternative duties as an alternative to the payment of sick pay.

(b)	If the Employer has reason to believe you have acted in a manner prejudicial to your recovery or have failed to observe the conditions relating to payment of sick pay or where you have contributed to the absence or where there has been negligence on your part, or where you have refused alternative duties, then your sick pay may be withheld by the Employer until investigations into the matter are completed. You will be told that investigations are being made and will have a right to make representations to the Employer before any decision to suspend your sick pay is made.

(c)	If you have received medical advice or are required by the Employer to remain absent from work due to contact with a notifiable disease, then that period of absence will not be taken into account when calculating your sick pay. Subject to the Employer being notified and agreeing in advance, any absence shall be with full salary less any state benefits which may be payable during such absence.

(d)	If you are sick whilst on annual leave and submit a medical certificate (not a self certificate) covering the relevant period, the period will be reckoned as sick leave.

(e)	If you are sick on a public holiday and submit a medical certificate (not a self certificate) covering that period you will be entitled to equivalent time off within the current year at a mutually convenient time.

15.	RETIREMENT

Notwithstanding the other provisions of this agreement, your employment will automatically terminate on the day preceding your 65th, this being your normal retirement date. However, if you were a member of the Electricity Supply Pension Scheme prior to 1st April 1988, you will have the option of terminating your employment at any time between your 60th and 65th birthday.

16.	UNDERTAKINGS

16.1	Since you are likely to obtain knowledge of the trade secrets and other Confidential Information relating to the business of the Group in the course of your employment hereunder, you agree with the Employer that you will not (without the consent of the Employer in writing) either personally, through an agent or as an employee, director or shareholder of or consultant for any company, firm or person and whether directly or indirectly:-

(a)	during the period of 12 months following the termination of your employment hereunder for whatever reason, either on your own account or for any other person, firm or company which is in competition with any member of the Group, solicit, interfere with or endeavour to entice away from any member of the Group, the business of any person, firm, company, other body corporate or statutory or other authority where such business of such organisation was handled by the Group and with whom or with which you have had contact and with whom or with which you dealt on behalf of the Employer in the period of twelve months immediately prior to the date of termination of your employment;

(b)

during the term hereof or during the period of 6 months following the termination aforesaid (for whatever reason), either on your own account or for any other person, firm or company, solicit the services of or endeavour to entice away from a member of the Group, any director, employee or consultant in a senior capacity or in any capacity involving technical or professional expertise where the loss of that expertise could, in the opinion of the Board, cause damage to that member of the Group (whether or not such person would commit any breach of their contract of employment or engagement by reason of leaving the service of that member of the Group); or

(c)	at any time during the term hereof or during the period of 12 months following the termination aforesaid (for whatever reason) be employed by or associated with any person, firm or company which is engaged in the United Kingdom upon any work, investigation, research or manufacture (whether by way of research or regular business activity) in which you have engaged, or with which you have become familiar during the course of your employment with the Employer if such person, firm or company is or intends to be so engaged in competition with a member of the Group;

(d)	at any time during the term hereof, or following the termination aforesaid, either on your own account or for any other person, firm or company, use any Confidential Information or communicate the same to a third party.

16.2	While the restrictions aforesaid are considered by the parties to be reasonable in all the circumstances, it is agreed that if any of such restrictions shall be adjudged to be void or ineffective for whatever reason but would be adjudged to be valid and effective if part of the wording thereof was deleted or the periods thereof reduced or the area thereof reduced in scope, the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

16.3	You agree that, having regard to the facts and matters aforesaid, the restrictive covenants herein contained are reasonable and necessary for the protection of the legitimate interest of the Group and you agree that, having regard to those circumstances, those covenants do not work harshly on you.

16.4	Notwithstanding any other provision of this agreement, you shall not be prevented or restricted from using or communicating any item of information which has entered the public domain (other than at your instance, directly or indirectly).

16.5	Subject to the provisions of this agreement, you shall be entitled to use the skill and experience acquired by you during the course of the Group’s business.

17.	AMALGAMATION

In the event of this agreement being terminated by reason of the liquidation of the Employer for the purpose of amalgamation or reconstruction and your being offered continuous employment with such reconstructed or amalgamated company on terms and conditions no less favourable in all respects than the terms and conditions of this agreement, you shall have no claim against the Employer in respect of such termination.

18.	NOTICES

Any notice required to be given pursuant hereto shall be deemed validly served if served by:-

(a)	pre-paid registered letter post to, in the case of the Employer, its registered office address for the time being or to such other address (if any) as may from time to time be notified to you for this purpose, or, in the case of you, to the address notified by you to the Employer for this purpose, or, failing such notification, to your last known residential address; or

(b)	personal delivery by hand to such address;

and any notice so served shall be deemed to have been served:-

•	in the case of (a) above, 2 Business Days after posting the same; and

•	in the case of (b) above, upon delivery.

In proving service, it shall be sufficient to prove that the notice was properly addressed and posted or that delivery took place (as the case may be).

19.	PREVIOUS AGREEMENTS

This agreement supersedes all previous agreements between the Employer and its predecessors (and any member of the Group) and you (whether verbal or in writing) in relation to your employment with the Employer, its predecessors or the Group (as appropriate).

20.	GRIEVANCES

In the event of you seeking redress for any grievance relating to your employment, or if you are dissatisfied with any disciplinary decision relating to you, you will be entitled to make representations to the Director, Human Resources. These representations should be set out in writing and will be dealt with in accordance with the Employer’s Grievance Procedure.

21.	DISCIPLINARY RULES AND CODE OF CONDUCT.

The British Energy Code of Conduct and Disciplinary Rules, to which you are referred, shall apply to you and may be invoked in respect of any disciplinary matter arising from your employment.

22.	CAREER SUPPORT POLICY

You are referred to the British Energy Career Support Policy. Its provisions may apply to you, if you are eligible, and always subject to the conditions and terms outlined in said Policy. With the exception of the statutory maternity, paternity and parental leave provisions, which are outlined in said Policy, all other provisions are discretionary.

23.	WORKPLACE POLICIES

You will be bound by Group policies and the Employer’s workplace policies on various subjects. You will be issued with a non-exhaustive list of those Group and Employer policies which apply to your employment, at the commencement of your employment. These policies may be altered or removed or replaced with other policies as the Group and as your Employer may from time to time determine.

24.	DATA PROTECTION

The Group will process personal data relating to you in accordance with the Data Protection Act 1998. You agree that the Group shall be entitled to process your personal data so as to comply with the requirements of any regulator, or government body, and shall be entitled to use that data, including your National Insurance Number, for the purposes of works management and individual identification.

25.	WORKING TIME DIRECTIVE

(a)	Without prejudice to clause 3 of this agreement, you hereby agree that the hours which you may be required to work may exceed an average of more than 48 hours each week and in that event, you agree to work such hours as may necessarily be required and that the limit imposed by regulation 4(1) and (2) of the Working Time Regulations 1998 (“the Regulations”) shall not apply to your average weekly working hours.

(b)	You acknowledge that it has been explained to you that this agreement may have the effect that you may work longer hours than the 48 hour average working hours limit provided under the Regulations.

(c)	You hereby acknowledge that this agreement constitutes an individual voluntary agreement to disapply the weekly working time limit, and shall apply indefinitely subject to your right to terminate this clause of the agreement on giving three months notice in writing to the Employer of your intention to terminate this clause; or by any subsequent amendment of the Regulations.

26.	COLLECTIVE AGREEMENTS

There are no collective agreements which directly affect the terms and conditions of employment.

27.	LAW

This agreement shall, in all respects, be construed and interpreted and shall receive effect in accordance with the law of Scotland and the parties each submit to the non-exclusive jurisdiction of the delete as appropriate Scottish courts.

SIGNED on behalf of BRITISH ENERGY Plc by Linda Whitla, on 3rd March 2004 in the presence of the following witness:-

Authorised Signatory

Witness Signature:

Witness Full Name:

Witness Address:

SIGNED by                      at on             , 2004 in the presence of the following witness:-

Employee Signature

Witness Signature:

Witness Full Name:

Witness Address:

3rd March 2004

PERSONAL - ADDRESSEE ONLY

Mr Neil O’Hara

Greenways

Garden Close Lane

Newbury

RG14 6PP

Dear Neil

I write to offer you a conditional appointment as Trading Director based in Barnwood, Gloucester. You will be a member of the British Energy Executive Committee and report to Mike Alexander, Chief Executive of British Energy plc.

This appointment is conditional upon the following:-

•	Medical clearance

•	Satisfactory references

•	A satisfactory meeting with the Bond Holders

•	Satisfactory psychometric testing results

My secretary Mary Burns will contact you regarding psychometric testing and to make arrangements for your medical to be carried out.

In recognition of the duties and responsibilities associated with your position your salary will be £175,000 per annum. The next review of your salary will be 1st July 2005. Please complete the attached Method of Payment and Employee Joining Forms and return to me as soon as possible.

You may receive a discretionary bonus in accordance with the rules of the Group’s policy on Performance Related Pay. The maximum potential performance bonus payable to you is 60% of your annual base salary. Subject to you joining us prior to the end of June, we will guarantee £25,000 of your bonus in the financial year ended March 2005. In addition, we are prepared to reimburse up to £25,000 against any loss of bonus caused by you leaving your current employer. As well as the performance related bonus, the company is considering implementing a long term incentive plan which you will be invited to join.

Your package includes an entitlement to a car via the Company’s Car Ownership Scheme full details of which will be sent to you in due course. Your Car Ownership Scheme allowance will be £340 per month (based on an annual business mileage of not less than 2,500 miles).

You will be entitled to participate in the employer’s Pension Scheme (British Energy Generation Group of the Electricity Supply Pension Scheme) on the standard terms for staff. In addition, the Company will put in place special arrangements so that, taking into account the Pension Scheme and special arrangements, your pension will accrue at a rate of up to 1/45th of base salary (which term excludes bonus, benefits in kind, share option schemes and the like), for each completed year of service. Above the level of the pensions cap, the Company will meet its obligations by an Unapproved Unfunded Retirement Benefits Scheme. Details of the Pension Scheme are attached.

We currently operate a private health scheme which is managed by PPP and you are entitled to free cover for yourself and family. A pack is enclosed with an application form. Should you wish to join please complete and return the application form to myself.

All employees are subject to the Company’s Disciplinary Rules and Code of Conduct, a copy of which is enclosed. Please complete the attached receipt and return to myself once you have read the rules.

All employees are subject to the Unannounced Drug and Alcohol Testing Policy, a copy of which is also enclosed.

As a condition of this offer of appointment, you are required to agree to all companies within the British Energy Group holding and processing, by computer or otherwise, personal data and any other information obtained about you as a consequence of your application. Please advise me in writing by return if you object to the above.

Two copies of your Contract are enclosed. Please sign both copies and return one when you are satisfied with its contents. Should you have any queries, please do not hesitate to contact me.

As you will appreciate we are anxious for you to join us and I look forward to receiving an indication of your start date as soon as this is available.

If you have any further questions, please do not hesitate to contact me.

Best Regards

Yours sincerely

SALLY SMEDLEY

Director, Human Resources